January 13, 2006

Mail Stop 4561

Richard Szymanski
Chief Financial Officer
Morgans Hotel Group Co.
475 Tenth Avenue
New York, NY 10018

      Re:	Morgans Hotel Group Co.
		Second Amendment to Registration Statement on Form S-1
      Filed January 3, 2005
		File No.  333-129277

Dear Mr. Szymanski:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please note that we are still considering the issues raised in prior comment 30 related to FIN 46(R). Please note that we may include additional comments on these issues at a later date.
2. We note your response to prior comment 1. It appears that your formation transactions provide contributors with relative stakes in units to be issued to Morgans Hotel Group LLC by Morgans Group LLC, but that the number of units to be issued (and thus the percentage of the company to be retained by the contributors) will not be determined until the time the offering is priced. Because you have not yet fixed a material term of the private placement, it appears that the formation transactions were not completed before you filed the registration statement. Accordingly, you may not rely on Rule 152 to avoid integration. Please provide us with an alternative analysis explaining why the formation transactions should not be integrated with this offering. If integration is warranted, please tell us why the transactions do not constitute a roll-up within the meaning of Item 901 of Regulation S-K. In addition, please provide us with your analysis of any contingent liability that may arise as a result of integration.

Summary

Formation and Structuring Transactions, page 5
3. Please revise your disclosure to include the information contained in your response to prior comment 2.

Risks Relating to the Offering and Our Common Stock, page 31

If a significant number of shares..., page 32
4. Here or in a separate risk factor please discuss the risk of dilution and selling pressure caused by issuances under your stock compensation plans. Please quantify the number of shares that could be issued under these plans. Also, please make it clear in this risk factor that shares issued in your directed share program are not subject to lockup.

Formation and Structuring Transactions, page 36

Accounting Treatment, page 41

5. You note in your response to comment 10 and in your filing on page
41 that you accounted for the contribution of MHG Management Company to Morgans Group LLC at historical cost, however you also note in your filing on page six that the transaction was based on a value of
$20 million which reflected management`s estimate of the fair market value of MHG Management Company. Please clarify and reconcile the difference between these statements.

Use of Proceeds, page 42
6. If you intend to rely on funds other than proceeds to complete your purchase of the James hotel, please provide the disclosure required by instruction 3 to item 504 of Regulation S-K.



Management`s Discussion and Analysis of Financial Condition...,
page
50

Liquidity and Capital Resources, page 66

7. Please expand your discussion regarding the effect that the expected acquisitions of the James Hotel Scottsdale and the property across Collins Avenue from Delano will have on your liquidity and capital resources. Please see Item 303(a)(1) and (2) and also
Section IV of Release 33-8350 Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations for reference.

Formation and Structuring Transactions, page 36
8. Please explain briefly the purpose served by MMRDH Parent
Holding
Company LLC. It appears that this entity holds the debt of Morgans
Hotel Group LLC.

Management

Executive Compensation, page 117
9. Please provide footnote disclosure describing the information contained in the columns entitled "other annual compensation" and "long-term compensation awards." If these columns do not include the value of LTIP units to be distributed to your executives, as described on page 119, please revise accordingly.

Employment Agreements, page 117
10. Please discuss in detail the non-competition terms contained in your employment agreements. Also, please file these agreements as exhibits to your registration statements.

Principal and Selling Stockholders, page 130
11. Please identify your other selling stockholders or tell us why you are unable to do so at this time.

Financial Statements

Note 7 - Commitments and Contingencies

Construction Settlement, page F-21

12. We note in your response to comment 34 that the $10 million settlement amount that you recorded in "property and equipment" in 2002 was for a construction related lawsuit that comprised of a dispute with a general contractor over the cost of construction. Please tell us why you believe that the difference between the original liability and the final payoff amount of approximately $2.2 million should be treated as an income producing transaction rather than an adjustment to the previously capitalized amount in "property and equipment."

Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities
13. We note your response to prior comments 7 and 36 and reissue the comment seeking your analysis of the exemption applicable to the issuance of Morgans Group LLC of units in exchange for the contribution of initial properties by Morgans Hotel Group LLC. As noted in our prior comments, the mere fact that Morgans Group LLC was a wholly-owned subsidiary of the contributing entity at the time of transfer does not preclude us from determining that a sale has occurred for purposes of Section 5 where the asset transfer and subsequent issuance of membership units are integral steps in a public offering.

Exhibit 5.1 - Draft Legal Opinion
14. We note your response to prior comment 38. As revised, counsel`s opinion is still conditioned upon the board`s approval of the issuance and sale of the securities. If the issuance and sale are not approved by the board of directors, counsel cannot opine that the securities have been validly issued. Counsel must provide an unqualified opinion that the securities have been or will be validly issued. Please provide a revised opinion that omits the reference to approval by the company`s board of directors.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Jessica Barberich at 202-551-3782 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc:	Robert W. Downes (via facsimile)

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Richard Szymanski
Morgans Hotel Group Co.
January 13, 2006
Page 1